Filed pursuant to Rule 433
Registration Statements Nos. 333-159335 and
333-159335-01
January 21, 2011
Final Term Sheet
TOTAL CAPITAL
(A wholly-owned subsidiary of TOTAL S.A.)
$500,000,000 4.125% Guaranteed Notes Due 2021
Guaranteed on an unsecured, unsubordinated basis by
TOTAL S.A.

Issuer	Total Capital

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	4.125% Guaranteed Notes due 2021

Total initial principal amount being issued	$500,000,000

Issue Price	99.248%

Pricing date	January 21, 2011

Expected settlement date	January 28, 2011 (T+5)

Maturity date	January 28, 2021, unless earlier redeemed

Day count	30/360

Day count convention	Following

Optional redemption terms	Make-whole call at Treasury Rate plus 15 basis points

Tax call at par

Interest rate	4.125% per annum

Benchmark Treasury	2.625% due November 2020

Benchmark Treasury Price	93-14

Benchmark Treasury Yield	3.418%

Spread to Benchmark Treasury	80 bps

Yield to Maturity	4.218%

Date interest starts accruing	January 28, 2011

Interest payment dates	Each January 28 and July 28

First interest payment date	July 28, 2011

Regular record dates for interest	Each January 13 and July 13

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$1,000 and increments of $1,000

Expected ratings of the notes	Moody’s: Aa1/Stable Standard & Poor’s: AA/Negative

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP/ ISIN	89152U AF9

US89152UAF93

Selling restrictions	European Economic Area, France, UK, Canada

Managers	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated RBS Securities Inc. UBS Securities LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Credit Suisse Securities (USA) LLC at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. Incorporated at 1-866-718-1649, RBS Securities Inc. at 1-866-884-2071 and UBS Securities LLC at 1-877-827-6444 ext. 561 3884.